Exhibit 99.1

LightInTheBox Holding Co., Ltd. Raises Third Quarter 2014 Financial Guidance

BEIJING, China, September 26, 2014—LightInTheBox Holding Co., Ltd.(NYSE: LITB) (“LightInTheBox” or the “Company”), a global online retail company that delivers products directly to consumers around the world, today announced that it is raising net revenues guidance for the third quarter of 2014 to be between US$94 million and US$96 million from the previously announced net revenues guidance of US$92 million to US$94 million. This represents a year-over-year increase of 38% to 41% from the same period in 2013.

“Net revenues growth re-accelerated at a faster pace than we expected during the third quarter of 2014 as we increasingly benefit from the strategic plan we have been implementing over the past few quarters. We will continue to focus on executing our strategy as we work to enhance customer experience. We look forward to updating the market on the progress we have made during our third quarter 2014 earnings conference call,” commented Mr. Alan Guo, Chairman and CEO of LightInTheBox.

This higher guidance reflects the Company’s preliminary views on its performance in the third quarter of 2014 and is subject to change.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a global online retail company that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com and other websites and mobile applications, which are available in 27 major languages and cover more than 80% of global Internet users.

For more information, please visit www.lightinthebox.com.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements. LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SOURCE LightInTheBox Holding Co., Ltd.

Investor Relations Contact

Christensen

Ms. Xiaoyan Su

Tel: +86(10)5900 1548

Email: ir@lightinthebox.com

OR

Christensen

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com